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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 8)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 11, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 73,665,996
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 73,665,996

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,665,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 19.8%

14.	Type of Reporting Person (See Instructions) CO

Introduction

        This Amendment No. 8 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006 and Amendment No. 7 thereto filed on July 7, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (as amended, the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3. Source and Amount of Funds or Other Consideration

        The first sentence of the fifth to last paragraph of Item 3 of the Statement is hereby deleted and replaced in its entirety with the following sentence:

        "Xstrata Canada (as defined in Item 4 of this Statement) estimates that, if it acquires all of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan (as defined in Item 4 of this Statement)) in connection with the Revised Falconbridge Offer (as defined in Item 4 of this Statement), the total amount of cash required for the purchase of the Common Shares (together with the associated rights issued and outstanding under the Shareholder Rights Plan) will be approximately Canadian $18.1 billion."

        The first sentence of the fourth to last paragraph of Item 3 of the Statement is hereby deleted and replaced in its entirety with the following sentence:

        "Xstrata will satisfy or arrange for the satisfaction of such funding requirements through committed financing of US $18.0 billion, which is currently undrawn, and cash on hand."

        The last paragraph of Item 3 of the Statement is hereby deleted and replaced in its entirety with the following paragraphs:

        "On June 30, 2006, the parties to the Acquisition Facilities Underwriting Letter entered into a sub-underwriting letter agreement (the "Sub-Underwriting Letter Agreement") with several new underwriters as an international syndicate of banks to provide facilities on the terms and conditions of the Acquisition Facilities Agreement and pursuant to which the underwriters committed severally (in the proportion set out in the Sub-Underwriting Letter Agreement) to underwrite such facilities.

        The foregoing descriptions of the Acquisition Facilities Underwriting Letter, the Acquisition Facilities Underwriting Letter Amendment, the Sub-Underwriting Letter Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement and do not purport to be complete and are qualified in their entirety by reference to the full text of the Acquisition Facilities Underwriting Letter, the Acquisition Facilities Underwriting Letter Amendment, the Sub-Underwriting Letter Agreement, the Acquisition Facilities Agreement, the Debt Bridge Facility Agreement and the Subordinated Bridge Agreement, which are filed as Exhibits 13, 18, 23, 24, 20 and 16 hereto respectively, and are incorporated herein by reference."

Item 4. Purpose of Transaction.

        Item 4 of the Statement is hereby amended by adding the following paragraphs immediately prior to the last paragraph thereof:

        "On July 11, 2006, Xstrata Canada announced that it is amending the Amended Falconbridge Offer in order to (i) increase the consideration under the Falconbridge Offer to Canadian $59.00 per Common Share, (ii) remove the condition that 66 2/3% of the Common Shares outstanding (on a fully-diluted basis) be deposited and not withdrawn at the expiration of the Revised Falconbridge Offer (as defined below) and (iii) extend the Amended Falconbridge Offer to midnight (Vancouver, Canada time) on Friday, July 21, 2006 (the "Revised Falconbridge Offer")."

        The foregoing description of the Revised Falconbridge Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer to Purchase and Offer Circular, filed as Exhbit 17 hereto, as amended by the Notice of Extension, dated July 7, 2006, filed as Exhibit 22 hereto, and the Notice of Variation, dated July 11, 2006, filed as Exhibit 26, each of which is incorporated herein by reference."

Item 7.    Material to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Description
23.	Sub-Underwriting Letter Agreement, dated June 30, 2006, among Barclays Capital, Barclays Bank PLC, Deutsche Bank AG, London Branch, J.P. Morgan plc, JPMorgan Chase Bank, National Association, the Royal Bank of Scotland plc, Xstrata (Schweiz) AG and the new underwriters named therein, amending the certain Underwriting Letter, dated May 17, 2006 and supplemented June 12, 2006, among Barclays Bank PLC, Deutsche Bank AG, London Branch, J.P. Morgan plc, JPMorgan Chase Bank, National Association, the Royal Bank of Scotland plc and Xstrata (Schweiz) AG.(1)
24.	Form of Acquisition Facilities Agreement between Xstrata (Schweiz) AG, Xstrata plc, certain subsidiaries of Xstrata (Schweiz) AG, Barclays Capital, Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc, certain joint lead arrangers, arrangers and financial institutions named therein and Barclays Bank PLC (which replaces in its entirety the Form of Acquisition Facilities Agreement filed as Exhibit 19 to Amendment No. 6 to the Schedule 13D filed by Xstrata plc and 1184760 Alberta Ltd. on June 21, 2006).(1)
25.	Press Release of Xstrata plc, dated July 11, 2006.(1)
26.	Notice of Variation, dated July 11, 2006(2)

(1)
Filed herewith.

(2)
Incorporated by reference to Amendment No. 2 to the Schedule 14D-1F filed by Xstrata Canada Inc. and Xstrata plc on July 11, 2006.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XSTRATA PLC
Dated: July 11, 2006
	By:	/s/ BENNY STEVEN LEVENE Benny Steven Levene Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1184760 ALBERTA LTD.
Dated: July 11, 2006
	By:	/s/ BENNY STEVEN LEVENE Benny Steven Levene Chief Legal Counsel

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